UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

04025023

April 1, 2004

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4/1/2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Praxair, Inc.
Incoming letters dated February 11, 2004 and March 12, 2004

Dear Mr. Chevedden:

This is in response to your letters dated February 11, 2004 and March 12, 2004 concerning the shareholder proposal submitted to Praxair by Chris Rossi. On February 13, 2004, we issued our response expressing our informal view that Praxair could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Brian E. Hamilton
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

February 11, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Sullivan & Cromwell LLP No Action Requests
New incomplete company policy which prohibits a shareholder vote on a poison pill for 6 to 18-months and substantially implemented company claim
Praxair, Inc. (PX)
Chris Rossi

Ladies and Gentlemen:

The opportunity to present this information was requested in the February 3, 2004 letter. The circumstances of the no action process are questionable:

1. On Dec. 18, 2003 Sullivan & Cromwell LLP submits a no action request.
2. On Dec. 23, 2003 the no action request is delivered to the proponent party.
3. On Dec. 24, 2003 – one day later – the Response letter is issued.
4. On January 23, 2004 Sullivan & Cromwell LLP submits a 2nd no action request.
5. On January 29, 2004 – 6 days later – the no action request is delivered to the proponent party.

Note that the company no action request is potentially misleading because it quotes last year's shareholder proposal, not the 2004 shareholder proposal, and then presents the text of the "Board Policy."

The 2004 shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

The "Board Policy" policy states:
The Boards' policy is that it shall adopt or materially amend a Stockholder Rights Plan only if, in the exercise of its fiduciary responsibilities under Delaware law, and acting by a majority of its independent directors, it determines that such action is in the best interests of [the Company's] shareholders. If the Board adopts or materially amends a Stockholder Rights Plan, it shall submit such action to a non-binding shareholder vote as a separate ballot item at the first annual meeting of shareholders occurring at least six months after such action.

The following provisions are thus not implemented by the company policy:

1. A vote is not needed to adopt a poison pill ("if ... majority of its independent directors ... determines").
2. "Earliest possible shareholder election" is not implemented due to the provision of "at the first annual meeting of shareholders occurring at least six months after such action."
3. No vote *ever* is required to repeal the entire policy.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

The new company "Board Policy" is incomplete and is potentially meaningless to shareholders due to the lack of transparency

The new company "Board Policy" has no provision for notice to shareholders if the "Board Policy" is repealed.

Thus absolutely no vote is required to repeal the entire "Board Policy." This is allowed because "Board Policy" provisions regarding a shareholder vote apply *only* to the "Stockholder Rights Plan" – not to the "Board Policy" itself.

New company policy precludes shareholder vote for up to 18-months on a poison pill

A pill can have a term of 546-days (18-months minus one-day) without a vote. The Board simply adopts a pill 6-months, minus one-day, before the next annual meeting. Then the shareholder vote must carry over to the second annual meeting after adoption. A special meeting can be held and the vote can still be delayed.

The company "Board Policy" completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders because the "Board Policy" can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Chris Rossi
Dennis Reilley

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Praxair, Inc. (PX)
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc: Chris Rossi
Dennis Reilley

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	74%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 74% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal tonic

This topic also won an overall 60% yes-vote at 79 companies in 2003.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.